Exhibit 3

RESULTS 3Q19 O c t ober 2 4 , 2 0 1 9

Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

|| Financial Results Summary



Net Sales
(US$M)
-11%
849
752
-12%
277
245
9M18
9M19
3Q18
3Q19
Operating EBITDA
(US$M)
-24%
192
146
-26%
62
46
9M18
9M19
3Q18
3Q19
Margin EBITDA
(%)
-3.3pp
22.7%
19.4%
-3.5pp
22.2%
18.7%
9M18
9M19
3Q18
3Q19

3

Consolidated Volumes andPrices 9M19 vs. 3Q19 vs. 3Q19 vs. 9M18 3Q18 2Q19 Domestic gray cement volumes during 3Q19 improved by 1% YoY Volume 1% 1% 1% Domestic gray Price (USD) -8% -9% -3% cement Price (LtL ) -1% -1% -2% Improved quarterly cement prices 1 in Colombia and Nicaragua were offset by lower prices in other Ready-mix Volume -6% -9% 2% operations, in local-currency terms concrete Price (USD) -10% -11% -3% on a year-over-year basis Price (LtL1) -1% -2% -1% Volume -9% -9% -2% The U.S.-dollar appreciated vs. the currencies of Colombia, Nicaragua Aggregates Price (USD) -7% -9% 2% and Guatemala during 3Q19 by Price (LtL1) 2% 1% 5% 15%, 5% and 2%, respectively, YoY (1) Like-to-like prices adjusted for foreign-exchange fluctuations 4

EBITDA Variation 9M19 -24% 192 -15 7 -23 -8 4 -10 146 EBITDA Vol Price O. Costs Dist SG&A FX EBITDA 9M18 9M19 22.7% 19.4% -3.3pp EBITDA EBITDA Margin 9M18 Margin 9M19 5

REGIONAL HIGHLIGHTS 3Q 1 9 R e s u l t s

Results Highlights Colombia

Colombia –Results Highlights 9M19 9M18 % var 3Q19 3Q18 % var We are very pleased with our Net Sales 376 399 -6% 127 134 -6% cement volume and price Financial Op. EBITDA performance during 3Q19 Summary 59 74 -20% 20 26 -25% US$ Million as % net sales 15.7% 18.5% (2.8pp) 15.7% 19.7% (4.0pp) 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Net sales increased by 8% in local- currency terms during 3Q19 YoY, Cement 11% 12% 7% due to higher volumes and prices Volume Ready mix 6% 6% 6% in our 3 core products Aggregates 1% 2% -1% 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Our EBITDA margin during 3Q19 Cement 3% 5% 2% declined by 4.0 pp, mainly due to a Price major maintenance performed to (Local Currency) Ready mix 0% 2% 0% our Ibague Kiln 1 Aggregates 5% 4% 4% 8

Colombia –Residencial Sector We estimate that cement-industry dispatches to the residential sector increased in the low-single digits during the 3Q19 YoY Cement volumes to the self-construction segment improved during 3Q19, driven mainly by the economic recovery In the social-housing segment, housing starts improved by 9.5% YTD August During 4Q19 we expect cement-industry volumes to the residential sector to continue increasing in the low-single digits, supported by the 9 self-construction and social-housing segments

Colombia –Infrastructure Sector The infrastructure sector continued its positive performance during 3Q19, increasing in the double digits We continued dispatching our products to several 4G projects; our estimated participation for cement/ready-mix in these projects reached around 40% The Bogota-Metro project was awarded last week; this project is a relevant milestone in the infrastructure development of the city that should detonate additional construction activity During 4Q19, we expect cement-industry volumes to the infrastructure 10 sector to increase in the mid-single digits

Colombia –Maceo Project Update As disclosed last September, “Corantioquia” approved to remove the Maceo-project land from the “Integrated Management District” This approval, as well as the agreement reached last April with the government agency “SAE”, represent relevant milestones in the process to commission the Maceo cement plant We continue to work with the relevant authorities to increase the environmental-license capacity, among other pending procedures 11

Results Highlights Panama

Panama –Results Highlights 9M19 9M18 % var 3Q19 3Q18 % var Cement demand remained weak Net Sales 143 169 -16% 45 58 -22% during the quarter affected by high Financial Op. EBITDA inventories in apartments and Summary 38 52 -27% 14 17 -18% offices US$ Million as % net sales 26.8% 30.8% (4.0pp) 30.7% 29.1% 1.6pp 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Cement imports reached an Cement -14% -22% -9% estimated 8% participation during 3Q19 Volume Ready mix -26% -38% -10% Aggregates -31% -33% -2% Our EBITDA margin improved by 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 1.6 pp during 3Q19 YoY, mainly Cement -6% -6% -1% due to the optimization of our Price ready-mix business, lower energy (Local Currency) Ready mix -2% 0% 5% costs and SG&A savings Aggregates -6% -8% 9% 13

Panama –Sector Highlights Next year, cement volumes should be driven by infrastructure projects and by the social-housing segment In the infrastructure sector, the “Corredor de las Playas” highway and the Fourth Bridge over the canal, among other projects, should ramp-up volumes next year. Additionally, the new housing-subsidies law should improve construction activity in this sector We now expect our full year 2019 cement volumes in Panama to decline from 14% to 15% 14

Results Highlights Costa Rica

Costa Rica –Results Highlights 9M19 9M18 % var 3Q19 3Q18 % var Cement demand remained weak during the quarter, affected by Net Sales 80 112 -28% 25 33 -25% Financial uncertainty related to the tax reform Summary Op. EBITDA 24 37 -36% 5 12 -58% and by the slow execution of US$ Million as % net infrastructure projects sales 29.6% 33.0% (3.4pp) 19.6% 34.9% (15.3pp) 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Cement -23% -14% 0% Our quarterly cement volume performance reflects a high base Volume Ready mix -26% -42% -28% of comparison in 3Q18 Aggregates -5% -27% -16% 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 The EBITDA margin during the quarter declined by 15.3pp, mainly Cement -2% -4% -3% due to a major maintenance Price (Local Currency) Ready mix 4% -4% -8% performed to our cement kiln Aggregates -8% -15% -17% during this period 16

Costa Rica –Sector Highlights We expect our cement volumes to decline from 21% to 22% during 2019 Next year, cement demand should be driven by the expected reactivation of construction activity in the private sector, and the current pipeline of infrastructure projects which has been delayed this year 17

Results Highlights Rest of CLH

Rest of CLH –Results Highlights 9M19 9M18 % var 3Q19 3Q18 % var Cement volumes declined due to Net Sales 164 180 -9% 51 56 -9% lower construction activity in Financial Op. EBITDA Nicaragua Summary 46 58 -20% 14 16 -15% US$ Million as % net sales 28.3% 32.4% (4.1pp) 27.1% 29.1% (2.0pp) 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Quarterly cement prices in local- currency terms increased by 1% Cement -5% -7% -9% YoY Volume Ready mix -43% -36% 18% Aggregates -38% 79% 33% EBITDA during the quarter in local-currency terms declined by 13%, 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Cement 1% 1% -1% mainly due to lower volumes in Nicaragua and to increased Price (Local Currency) Ready mix 6% 8% 1% purchased-clinker costs in Aggregates 22% 37% 15% Guatemala 19

Nicaragua –Sector Highlights The socio-political crisis remains unsolved and continues to affect construction activity Our cement volumes during the quarter declined by 20% YoY. Going forward the self-construction sector should continue supporting cement consumption in the country For 2019, we expect our volumes to decline by 20%, in line with the industry 20

Guatemala –Sector Highlights After the 2nd round of the presidential elections held in August, Alejandro Giammattei from a center-right party resulted president elect. There is optimism in the country with the results of the elections Our quarterly cement volumes in the country remained stable YoY We are optimistic in Guatemala going forward as cement-industry volumes are expected to grow in the low-single digits, in line with the expected GDP growth 21

OTHER INFORMATION 3Q 1 9 R e s u l t s

CEMEX Go update As of September, we are receiving about 77% of cement-purchase Our digital solutions are evolving to orders through CEMEX Go offer customers a superior omnichannel experience Services like the invoice administration and the electronic proof of delivery, reached adoption levels of 77% and 70%, respectively Salesforce & Online Service Agent Order Digital Stores Enablement Fulfillment Marketing CEMEX Go is improving our customer service and reducing our cost to serve, while allowing our sale force to focus more on consulting and prospecting 23

Free Cash Flow US$ Million 9M19 9M18 % var 3Q19 3Q18 % var Our free cash flow improved to Operating . EBIT EBITDA 146 192 -24% 45 62 -27% US$50 million YTD September - Net financial expense 40 44 13 14 - Maintenance Capex 30 29 13 11 - Change in working cap -9 10 -4 1 Financial expenses during 3Q19 were US$1.6 million lower than - Taxes paid 35 40 12 19 those of 3Q18 - Other cash items (net) -1 32 2 2 - Free cash flow 0 1 0 -1 discontinued operations Our average working capital days Free Cash Flow 52 35 46% 11 16 -33% After Maintenance Capex during 3Q19 improved to negative - Strategic Capex 1 0 0 -1 22 vs. negative 18 during 3Q18 Free Cash Flow 50 35 43% 11 17 -37% 24

Income Statement US$ Million 9M19 9M18 % var 3Q19 3Q18 % var Our Net Income during the quarter Net sales 752 849 -11% 245 277 -12% - Cost of sales 462 501 149 162 was a US$4 million loss Gross profit 290 347 -16% 96 114 -16% - Operating expenses 203 217 68 73 Operating earnings before other The Other-Expenses-Net line was 87 131 -33% 27 42 -34% expenses, net negative US$4 million during 3Q19. - Other expenses, net 12 1 4 -5 During 3Q18, this line benefited Operating earnings 75 130 -42% 23 47 -50% from the reversal of a US$12.5- - Financial expenses 40 44 13 14 million provision - Other income (expenses), net 23 -10 17 -5 Net income before income taxes 13 96 -6 38 - Income tax 5 33 -3 10 The Other-Income-and-Expenses- Profit of continuing operations 8 63 -4 28 Net line, was negative US$17 - Discontinued operations 0 9 0 9 million during 3Q19, mainly due to Consolidated net income 8 53 -4 20 a FX effect from the Colombian- - Non-controlling Interest 0 0 0 0 peso depreciation from June to Net Income Controlling Interest Net Income 8 53 -86% -4 19 N/A September 2019 25

Consolidated debt as of September 30, 2019 US$788 M total debt. US$ Million The loans due next year are mostly 456 with CEMEX S.A.B. de C.V. 308 subsidiaries, and we are comfortable with the refinancing prospects 2020 2021 2022 2023 3.8x Net Debt / EBITDA Type Currency Cost US$ M Banks COP 9.21% 6 Interest Rate Intercompany USD 6ML + 250 bps 130                Intercompany USD 6ML + 255 bps 172 Variable Intercompany USD Fixed 5.65% 456 40% Other debt (Leases) 24 Average Cost / Total USD 5.28%1 788 60% Fixed (1) Average Cost of USD denominated debt 26 The term “Intercompany” refers to debt with subsidiaries of CEMEX, S.A.B. de C.V.

2019 Guidance Volume YoY% Consolidated volumes: Cement: -2% to -1% Cement Ready—Mix Aggregates Ready-mix: -8% to -7% Colombia Aggregates: -9% to -8% 8% to 9% 3% to 4% 0% to 1% Cement Ready—Mix Aggregates Total CAPEX US$50 M Panama Maintenance US$45 M -15% to -14% -27% to -26% -25% to -24% Strategic US$5 M Costa Rica Cement Ready—Mix Aggregates Cash Taxes US$60 M -22% to -21% -30% to -29% -9% to -8% 27

Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 28

RESULTS 3Q19 O c t ober 2 4 , 2 0 1 9

Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com 30